Michael Hubbard, Chief Strategy Officer and Board Member, Appointed as Interim CEO of SOL Strategies

Leah Wald Steps Down from Board and CEO Role After Completing Corporate Transformation

Toronto, Ontario--(Newsfile Corp. - September 22, 2025) - SOL Strategies Inc.  (NASDAQ: STKE) (CSE: HODL) ("SOL Strategies" or the "Company"), a publicly traded Canadian company focused on investing in and providing infrastructure for the Solana blockchain ecosystem, today announced that Leah Wald, Director and Chief Executive Officer ("CEO") will be stepping down as Director effective immediately and as CEO effective October 1st, 2025. The Company has appointed its Chief Strategy Officer and Director, Michael Hubbard, as Interim CEO while an executive search mandate led by an external firm is underway.

Mr. Hubbard brings several years of experience operating infrastructure on the Solana blockchain, having founded a Solana validator, Laine, in 2021 and having grown it to a peak of over 5.5m SOL delegated before it was acquired by the Company earlier this year.

"Michael's deep knowledge of the Solana ecosystem, prior experience founding a successful software services company, and novel ideas for the future of the Company, including tokenizing our stock on-chain, are going to be strong assets as we pursue the continued growth of our business as a blockchain infrastructure provider to institutions.  We wish to thank Ms. Wald for her leadership during a critical phase in our Company's evolution," said Luis Berruga, Chairman.

This transition caps a pivotal year for SOL Strategies, where the Company cross-listed to NASDAQ, developed the Solana treasury model and evolved into a sophisticated infrastructure provider with an ecosystem-focused business model.

"It has been a thrilling year as Cypherpunk Holdings became SOL Strategies and developed the Solana treasury model," said Mr. Hubbard. "With our multiple validators, recent Nasdaq cross-listing and our deep and experienced leadership team of Max Kaplan, Chief Technology Officer, Doug Harris, Chief Financial Officer and Andrew McDonald, Chief Operating Officer we are well positioned to continue to create shareholder value and deliver on our mission of providing institutional staking services while furthering our treasury  goals as part of the DAT++ model."

About SOL Strategies

SOL Strategies Inc is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the Company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents may be obtained under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203-682-8284

Company Contact:
Andrew McDonald
Chief Operating Officer
andrew@solstrategies.io
Tel: 437-562-3714

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"). A statement other than statements of historical fact may be forward-looking information. More particularly and without limitation, this news release contains forward-looking information relating to tokenizing the Company's stock on-chain, the future growth of the Company as a blockchain infrastructure provider to institutions, the Company's ability to create shareholder value and deliver on its mission of providing institutional staking services while furthering its treasury goals as part of the DAT++ model, and the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at al.

Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual  results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking information.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, or agents make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

SOURCE: SOL Strategies Inc.